                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [X] For the fiscal year ended December 31, 1998.

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     [ ] For the transition period from _______to _______.

                        Commission file number: 000-21640

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        STATION CASINOS, INC. 401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              STATION CASINOS, INC.
                             2411 WEST SAHARA AVENUE
                               LAS VEGAS, NV 89102

                        STATION CASINOS, INC. 401(k) PLAN


                          INDEX TO FINANCIAL STATEMENTS

                                                                         Page
         Report of Independent Public Accountants                        3

         Statements of Net Assets Available for Plan Benefits as
         of December 31, 1998 and 1997                                   4-5

         Statement of Changes in Net Assets Available for Plan
         Benefits for the Year Ended December 31, 1998                   6

         Notes to Financial Statements                                   7-11

         Schedules:

         I.       Schedule of Assets Held for Investment
                  Purposes as of December 31, 1998                       12

         II.      Schedule of Reportable Transactions for the
                  Year Ended December 31, 1998                           13

         Signature                                                       14

         Exhibit Index                                                   15

         Exhibit 23.1                                                    16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Station Casinos, Inc. 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for plan benefits of the Station Casinos, Inc. 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                          ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 15, 1999

                              STATION CASINOS, INC.
                                   401(k) PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 1998


                                              STRATEGIC      OPPORTUNITY
                                                INCOME          VALUE           VALUE         INVESTORS
                                                 FUND           FUND            FUND            FUND
                                           --------------- --------------- --------------- ---------------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund                $  1,734,663    $          -    $          -    $          -
Oppenheimer Quest Opportunity Value Fund                -       2,620,768               -               -
AIM Value Fund                                          -               -       2,373,709               -
Fundamental Investors Fund                              -               -               -       6,801,952
Fidelity Advisor Equity Growth Fund                     -               -               -               -
AIM Constellation Fund                                  -               -               -               -
Morley Capital Stable Value Fund                        -               -               -               -
Money Market Fund                                       -               -               -               -
Station Casinos, Inc. Common Stock Fund                 -               -               -               -
Loan Account                                            -               -               -               -
                                           --------------- --------------- --------------- ---------------
   Total Investments                            1,734,663       2,620,768       2,373,709       6,801,952
                                           --------------- --------------- --------------- ---------------

RECEIVABLES:
Employee Contributions                             48,272          78,957          58,952          67,331
Employer Contributions                             11,968          19,643          14,059          17,289
                                           --------------- --------------- --------------- ---------------
                                                   60,240          98,600          73,011          84,620
                                           --------------- --------------- --------------- ---------------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                               $  1,794,903    $  2,719,368    $  2,446,720    $  6,886,572
                                           --------------- --------------- --------------- ---------------
                                           --------------- --------------- --------------- ---------------



                                                EQUITY                         STABLE           MONEY
                                                GROWTH      CONSTELLATION      VALUE            MARKET
                                                 FUND            FUND           FUND             FUND
                                           --------------- --------------- --------------- ---------------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund                $          -    $          -    $          -    $          -
Oppenheimer Quest Opportunity Value Fund                -               -               -               -
AIM Value Fund                                          -               -               -               -
Fundamental Investors Fund                              -               -               -               -
Fidelity Advisor Equity Growth Fund             4,625,173               -               -               -
AIM Constellation Fund                                  -       2,987,725               -               -
Morley Capital Stable Value Fund                        -               -       3,555,285               -
Money Market Fund                                       -               -               -          88,156
Station Casinos, Inc. Common Stock Fund                 -               -               -               -
Loan Account                                            -               -               -               -
                                           --------------- --------------- --------------- ---------------
   Total Investments                            4,625,173       2,987,725       3,555,285          88,156
                                           --------------- --------------- --------------- ---------------

RECEIVABLES:
Employee Contributions                             76,137          57,539          43,102          24,942
Employer Contributions                             18,542          14,258          11,254           6,357
                                           --------------- --------------- --------------- ---------------
                                                   94,679          71,797          54,356          31,299
                                           --------------- --------------- --------------- ---------------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                               $  4,719,852    $  3,059,522    $  3,609,641    $    119,455
                                           --------------- --------------- --------------- ---------------
                                           --------------- --------------- --------------- ---------------


                                                 STN
                                                COMMON
                                                STOCK           LOAN
                                                 FUND          ACCOUNT          TOTAL
                                           --------------- --------------- ---------------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund                $          -    $          -    $  1,734,663
Oppenheimer Quest Opportunity Value Fund                -               -       2,620,768
AIM Value Fund                                          -               -       2,373,709
Fundamental Investors Fund                              -               -       6,801,952
Fidelity Advisor Equity Growth Fund                     -               -       4,625,173
AIM Constellation Fund                                  -               -       2,987,725
Morley Capital Stable Value Fund                        -               -       3,555,285
Money Market Fund                                       -               -          88,156
Station Casinos, Inc. Common Stock Fund           943,286               -         943,286
Loan Account                                            -       1,304,303       1,304,303
                                           --------------- --------------- ---------------
   Total Investments                              943,286       1,304,303      27,035,020
                                           --------------- --------------- ---------------

RECEIVABLES:
Employee Contributions                                  -               -         455,232
Employer Contributions                                  -               -         113,370
                                           --------------- --------------- ---------------
                                                        -               -         568,602
                                           --------------- --------------- ---------------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                               $    943,286    $  1,304,303    $ 27,603,622
                                           --------------- --------------- ---------------
                                           --------------- --------------- ---------------

      The accompanying notes are an integral part of this statement.

                              STATION CASINOS, INC.
                                   401(k) PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             AS OF DECEMBER 31, 1997


                                              STRATEGIC      OPPORTUNITY
                                                INCOME          VALUE           VALUE         INVESTORS
                                                 FUND           FUND            FUND            FUND
                                           --------------- --------------- --------------- ---------------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund                $  1,207,028    $          -    $          -    $          -
Oppenheimer Quest Opportunity Value Fund                -       1,613,620               -               -
AIM Value Fund                                          -               -       1,118,827               -
Fundamental Investors Fund                              -               -               -       5,727,176
Fidelity Advisor Equity Growth Fund                     -               -               -               -
AIM Constellation Fund                                  -               -               -               -
Morley Capital Stable Value Fund                        -               -               -               -
Money Market Fund                                       -               -               -               -
Station Casinos, Inc. Common Stock Fund                 -               -               -               -
Loan Account                                            -               -               -               -
                                           --------------- --------------- --------------- ---------------
     Total Investments                          1,207,028       1,613,620       1,118,827       5,727,176
                                           --------------- --------------- --------------- ---------------

RECEIVABLES:
Employee Contributions                             53,713          77,470          46,675          73,414
Employer Contributions                              6,989           9,710           5,519           9,061
                                           --------------- --------------- --------------- ---------------
                                                   60,702          87,180          52,194          82,475
                                           --------------- --------------- --------------- ---------------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                              $  1,267,730    $  1,700,800    $  1,171,021    $  5,809,651
                                           --------------- --------------- --------------- ---------------
                                           --------------- --------------- --------------- ---------------



                                               EQUITY                           STABLE          MONEY
                                               GROWTH       CONSTELLATION        VALUE          MARKET
                                                FUND            FUND             FUND            FUND
                                           --------------- --------------- --------------- ---------------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund                $          -    $          -    $          -    $          -
Oppenheimer Quest Opportunity Value Fund                -               -               -               -
AIM Value Fund                                          -               -               -               -
Fundamental Investors Fund                              -               -               -               -
Fidelity Advisor Equity Growth Fund             2,944,762               -               -               -
AIM Constellation Fund                                  -       2,106,006               -               -
Morley Capital Stable Value Fund                        -               -       3,049,373               -
Money Market Fund                                       -               -               -         182,566
Station Casinos, Inc. Common Stock Fund                 -               -               -               -
Loan Account                                            -               -               -               -
                                           --------------- --------------- --------------- ---------------
     Total Investments                          2,944,762       2,106,006       3,049,373         182,566
                                           --------------- --------------- --------------- ---------------

RECEIVABLES:
Employee Contributions                             63,096          69,866          56,538          29,816
Employer Contributions                              7,763           8,542           7,648           3,784
                                           --------------- --------------- --------------- ---------------
                                                   70,859          78,408          64,186          33,600
                                           --------------- --------------- --------------- ---------------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                              $  3,015,621    $  2,184,414    $  3,113,559    $    216,166
                                           --------------- --------------- --------------- ---------------
                                           --------------- --------------- --------------- ---------------


                                                STN
                                              COMMON
                                               STOCK            LOAN
                                                FUND           ACCOUNT         TOTAL
                                           --------------- --------------- ---------------
INVESTMENTS, at fair market value:
Dreyfus Strategic Income Fund                $          -    $          -    $  1,207,028
Oppenheimer Quest Opportunity Value Fund                -               -       1,613,620
AIM Value Fund                                          -               -       1,118,827
Fundamental Investors Fund                              -               -       5,727,176
Fidelity Advisor Equity Growth Fund                     -               -       2,944,762
AIM Constellation Fund                                  -               -       2,106,006
Morley Capital Stable Value Fund                        -               -       3,049,373
Money Market Fund                                       -               -         182,566
Station Casinos, Inc. Common Stock Fund           883,733               -         883,733
Loan Account                                            -       1,103,381       1,103,381
                                           --------------- --------------- ---------------
     Total Investments                            883,733       1,103,381      19,936,472
                                           --------------- --------------- ---------------

RECEIVABLES:
Employee Contributions                                  -               -         470,588
Employer Contributions                                  -               -          59,016
                                           --------------- --------------- ---------------
                                                        -               -         529,604
                                           --------------- --------------- ---------------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                              $    883,733    $  1,103,381    $ 20,466,076
                                           --------------- --------------- ---------------
                                           --------------- --------------- ---------------

      The accompanying notes are an integral part of this statement.

                              STATION CASINOS, INC.
                                   401(k) PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                              STRATEGIC      OPPORTUNITY
                                                INCOME          VALUE          VALUE         INVESTORS
                                                 FUND           FUND           FUND            FUND
                                           --------------- --------------- --------------  ---------------
CONTRIBUTIONS:
Employee Contributions                       $    588,813    $  1,007,894    $   689,210     $    844,667
Employer Contributions                             91,247         150,588        100,630          132,298
                                           --------------- --------------- --------------  ---------------
                                                  680,060       1,158,482        789,840          976,965
                                           --------------- --------------- --------------  ---------------

INVESTMENT INCOME:
Net (Depreciation) Appreciation
  in Market Value of Investments                 (102,539)         12,581        369,102          314,108
Interest and Dividend Income                      158,418         143,149        146,548          642,131
                                           --------------- --------------- --------------  ---------------
                                                   55,879         155,730        515,650          956,239
                                           --------------- --------------- --------------  ---------------


BENEFIT AND OTHER PAYMENTS                       (174,743)       (213,502)      (144,198)        (660,853)

OTHER ACTIVITY:
Net Interfund Transfers                           (37,914)        (32,922)       163,886         (100,412)
Loan Activity                                       3,891         (49,220)       (49,479)         (95,018)
                                           --------------- --------------- --------------  ---------------

NET INCREASE (DECREASE)                           527,173       1,018,568      1,275,699        1,076,921

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
     Beginning of Year                          1,267,730       1,700,800      1,171,021        5,809,651
                                           --------------- --------------- --------------  ---------------
     End of Year                             $  1,794,903    $  2,719,368    $ 2,446,720     $  6,886,572
                                           --------------- --------------- --------------  ---------------
                                           --------------- --------------- --------------  ---------------



                                               EQUITY                          STABLE            MONEY
                                               GROWTH      CONSTELLATION        VALUE            MARKET
                                               FUND             FUND            FUND             FUND
                                           --------------- --------------- ---------------  ---------------
CONTRIBUTIONS:
Employee Contributions                       $    890,046    $    771,435    $    552,884     $        -
Employer Contributions                            133,971         113,677          91,693         (130,000)
                                           --------------- --------------- ---------------  ---------------
                                                1,024,017         885,112         644,577         (130,000)
                                           --------------- --------------- ---------------  ---------------

INVESTMENT INCOME:
Net (Depreciation) Appreciation
  in Market Value of Investments                  747,516         380,677         175,391                -
Interest and Dividend Income                      471,843          72,424             759            5,709
                                           --------------- --------------- ---------------  ---------------
                                                1,219,359         453,101         176,150            5,709
                                           --------------- --------------- ---------------  ---------------


BENEFIT AND OTHER PAYMENTS                       (455,065)      (363,459)        (392,786)         (94,924)

OTHER ACTIVITY:
Net Interfund Transfers                             2,323        (44,807)          88,832           88,769
Loan Activity                                     (86,403)       (54,839)         (20,691)          33,735
                                           --------------- --------------- ----------------  ---------------

NET INCREASE (DECREASE)                         1,704,231        875,108          496,082          (96,711)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
     Beginning of Year                          3,015,621       2,184,414       3,113,559          216,166
                                           --------------- --------------- ---------------  ---------------
     End of Year                             $  4,719,852    $  3,059,522    $  3,609,641     $    119,455
                                           --------------- --------------- ---------------  ---------------
                                           --------------- --------------- ---------------  ---------------


                                                 STN
                                                COMMON
                                                STOCK            LOAN
                                                 FUND          ACCOUNT         TOTAL
                                           --------------- --------------- ---------------
CONTRIBUTIONS:
Employee Contributions                       $   305,303     $          -    $  5,650,252
Employer Contributions                            49,099                -         733,203
                                           --------------- --------------- ---------------
                                                 354,402                -       6,383,455
                                           --------------- --------------- ---------------

INVESTMENT INCOME:
Net (Depreciation) Appreciation
  in Market Value of Investments                (167,094)               -       1,729,742
Interest and Dividend Income                           -           99,004       1,739,985
                                           --------------- --------------- ---------------
                                                (167,094)          99,004       3,469,727
                                           --------------- --------------- ---------------


BENEFIT AND OTHER PAYMENTS                             -         (216,106)     (2,715,636)

OTHER ACTIVITY:
Net Interfund Transfers                         (127,755)               -               -
Loan Activity                                          -          318,024               -
                                           --------------- --------------- ---------------

NET INCREASE (DECREASE)                           59,553          200,922       7,137,546

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
     Beginning of Year                           883,733        1,103,381      20,466,076
                                           --------------- --------------- ---------------
     End of Year                             $   943,286     $  1,304,303    $ 27,603,622
                                           --------------- --------------- ---------------
                                           --------------- --------------- ---------------

      The accompanying notes are an integral part of this statement.

                              STATION CASINOS, INC.
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.     DESCRIPTION OF THE PLAN

       The following description of the Station Casinos, Inc. 401(k) Plan (the "Plan") provides only general information of the Plan which has been legally established through a formal retirement Plan Document and Trust Agreement as amended. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a qualified, contributory defined contribution plan covering all non-bargaining unit employees of Station Casinos, Inc. (the "Company") who have completed 1,000 hours of service during a single year and have attained the age of 21.

       CONTRIBUTIONS, VESTING AND ALLOCATION

       Participants may make contributions to the Plan of any amount up to 15% of their annual compensation, but not to exceed the maximum dollar limit set by the Internal Revenue Service each year. Participants may make rollover contributions to the Plan. All participant contributions are immediately 100% vested and are nonforfeitable. Subject to the limitations described below, the Company makes matching contributions to the Plan on behalf of each participant in an amount equal to 25% of the first 4% of compensation which a participant contributes to the Plan as pre-tax contributions. Effective October 1, 1998, the Company's matching contributions were increased to 50% of the first 4% of compensation which a participant contributes to the Plan as pre-tax contributions. A participant is credited with a year of service for vesting purposes upon completion of 1,000 hours of service during the Plan year. A participant begins to vest in that portion of his or her account attributable to the Company's matching contributions as follows:

              VESTING SERVICE           VESTING %
              ---------------           ---------
              Less than 1 year              0

              1 year                       20

              2 years                      40

              3 years                      60

              4 years                      80

              5 or more years             100

       Each year the Company may make an additional discretionary contribution to the Plan. The discretionary contribution would be allocated among the accounts of eligible participants. Participants become 100% vested in the discretionary contribution after five years of service. In the event of termination of a participant by reason of death or disability, the full value of the participant's account as of the immediately preceding valuation date becomes vested.

       All contributions are invested in multiples of 1% as designated by the participant. A participant, however, may only invest 20% of his or her account balance in the Station Casinos, Inc. Common Stock Fund. Each day the plan trustee will determine the value of all assets in each investment fund. The daily net gain or loss on the assets in each investment fund is determined and any such gain or loss is allocated to the accounts of participants in proportion to the amount of each participant's investment in the investment fund.

       During the plan year the following separate elective investment funds were available for the purpose of investing contributions. The funds are as follows:

       a.       DREYFUS STRATEGIC INCOME FUND

       This investment fund's goal is to maximize current income by investing principally in debt securities of domestic and foreign issuers. At least 65% of the funds total assets ordinarily will be invested in debt securities, such as bonds, debentures, notes, mortgage-related securities, convertible debt obligations and convertible preferred stocks, of domestic and foreign issues. The fund is managed by The Dreyfus Corporation.

       b.       OPPENHEIMER QUEST OPPORTUNITY VALUE FUND

       This investment fund's goal is to obtain growth of capital over time through investments in a diversified portfolio of common stocks, bonds and cash equivalents, the proportions of which will vary based upon the investment advisor's assessment of the relative values of each investment under prevailing market conditions. The Oppenheimer Quest Opportunity Value Fund will invest primarily in common stocks and securities convertible into common stock. The fund is managed by Oppenheimer Management Corporation.

       c.       AIM VALUE FUND

       This investment fund's goal is to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective. This fund is managed by AIM Advisors, Inc.

       d.       FUNDAMENTAL INVESTORS FUND

       This investment fund's goal is to increase its shareholders' capital and income return over time. The fund strives to accomplish this goal by investing primarily in a diversified portfolio of common stocks, or securities convertible into common stocks. This fund is managed by Capital Research and Management Company.

       e.       FIDELITY ADVISOR EQUITY GROWTH FUND

       This investment fund's goal is to achieve capital appreciation by investing primarily in growth stocks that demonstrate the potential for above average earnings or sales growth. It will be invested in the securities of smaller, lesser known companies, as well as medium and larger sized companies. An active management style is designed to capitalize on market opportunities and to secure gains. This fund is managed by Fidelity Investments.

       f.       AIM CONSTELLATION FUND

       This investment fund's goal is to provide capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies. This fund is managed by AIM Advisors, Inc.

       g.       MORLEY CAPITAL STABLE VALUE FUND

       This investment fund's goal is to provide a consistent rate of return while preserving capital and minimizing risk. The fund consists of assets whose principal value remains stable regardless of stock and bond market fluctuations. These instruments include investment contracts issued by insurance companies and other financial institutions. This fund is managed by Morley Capital Management, Inc.

       h.       STATION CASINOS, INC. COMMON STOCK FUND

       Amounts in this investment fund are invested in an unsegregated fund holding shares of common stock of Station Casinos, Inc. Separate accounts are established to record each participant's interest in this investment fund. Dividends or other distributions to common stock shareholders will be used by the plan trustee to acquire additional shares of common stock for the participants of the Station Casinos, Inc. Common Stock Fund. Any brokerage commissions or similar charges in connection with the purchase or sale of shares of company stock under the Station Casinos, Inc. Common Stock fund will be reflected in the number of shares purchased or the proceeds from common stock sold.

       i.       MONEY MARKET FUND

       This fund invests amounts in The Dreyfus Worldwide Dollar Fund, a money market fund managed by The Dreyfus Corporation. The fund acts as a holding account for contributions to the Station Casinos, Inc. Common Stock Fund until such transactions are settled.

       PARTICIPANT ACCOUNTS

       The portion of a participant's account that is not vested is forfeited when the participant terminates employment with the Company.

       FORFEITURES

       Forfeitures shall be first used to reinstate prior forfeitures of participants who return to the employment of the Company and then are used to reduce future employer contributions to the Plan. Forfeitures for the year ended December 31, 1998 were $35,704. During 1998, the Company applied $130,000 of forfeiture funds against employer contributions.

       PAYMENT OF BENEFITS

       Upon normal retirement or death, vested benefits from the Plan may be made in either the form of a lump sum cash payment of the participant's account or in a series of payments over a period not to extend beyond the life expectancy of the participant or the joint life expectancy of the participant and the participant's beneficiary.

       Any participant who terminates employment with the Company shall be entitled to receive the value of the vested portion of his or her account no later than the sixtieth day after the close of the plan year in which the participant terminates employment.

       Participants may withdraw from their account once they have attained age 59 1/2. Participants may also withdraw from their account, without regard to age, in the event of extreme hardship.

       ADMINISTRATION

       The Plan is administered by a committee designated by the Company's Board of Directors (the "Administrative Committee").

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.       BASIS OF PRESENTATION

                The financial statements of the Plan are maintained on an accrual basis.

       b.       PLAN EXPENSES

                Legal, management trust, administrative and accounting expenses are paid by the trust fund if not paid by the Company. Payment of such fees are directed by the Administrative Committee.

       c.       INVESTMENTS

                Investments are stated at their current market value measured by the latest available quoted market prices in active markets. Investment income is recorded as earned on a daily basis.

       d.       PARTICIPANT LOANS

                Subject to the rules and limitations contained in the Plan, a participant is able to request a loan for an amount equal to as much as $50,000, but not to exceed 50% of the vested amount credited to his or her account. At December 31, 1998 and 1997 there were outstanding participant loans in the amount of $1,304,303 and $1,103,381, respectively, which approximates the fair value of the loans. The participant loans bear interest at rates commensurate with those charged by persons in the business of lending money for loans which would be made under similar circumstances, which for the year ended December 31, 1998 ranged from 8.75% to 9.50%. The loans require equal repayments of principal and interest (with payments not less than quarterly) over a period not to exceed five years.

3.     BENEFITS PAYABLE

       There were no benefits payable as of December 31, 1998 and 1997.

4.     TRUSTEE AND TRUST AGREEMENT

       As of December 31, 1998 and 1997, the assets of the Plan were held by The Riggs National Bank of Washington, D.C. (the "Trustee") under a Trust Agreement dated December 18, 1995. Among other duties, the Trustee receives the employee's contributions, invests the trust funds, and makes payments to plan participants as directed by the Administrative Committee. The recordkeeping function of the Plan is performed by Buck Consultants.


5.     INCOME TAX STATUS OF THE PLAN

       The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 1995, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Administrative Committee and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998.

6.     PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances.

7.     SUBSEQUENT EVENT

       The Company entered into an agreement with Fidelity Investments Institutional Services Company, Inc. ("Fidelity") to act as trustee of the Plan. Effective February 1, 1999, the assets of the Plan were transferred to Fidelity. Fidelity will also perform the recordkeeping function for the Plan.

                              STATION CASINOS, INC.
                                   401(k) PLAN
           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998
                                 EIN# 88-0231933

                                   SCHEDULE I

                                                              NUMBER                                      MARKET
                                                             OF UNITS                COST                 VALUE
                                                          ----------------    -------------------   -------------------
DREYFUS STRATEGIC INCOME FUND                                     118,973        $     1,808,971       $     1,734,663
    The Dreyfus Corporation
OPPENHEIMER QUEST OPPORTUNITY VALUE FUND                           73,210              2,586,393             2,620,768
    Oppenheimer Management Corporation
AIM VALUE FUND                                                     59,062              2,030,990             2,373,709
    AIM Advisors, Inc.
FUNDAMENTAL INVESTORS FUND                                        235,194              6,133,660             6,801,952
    Capital Research and Manangement Company
FIDELITY ADVISOR EQUITY GROWTH FUND                                81,015              3,835,651             4,625,173
    Fidelity Investments
AIM CONSTELLATION FUND                                             97,895              2,630,096             2,987,725
    AIM Advisors, Inc.
MORLEY CAPITAL STABLE VALUE FUND                                  266,257              3,269,112             3,555,285
    Morley Capital Management, Inc.
MONEY MARKET FUND                                                  88,414                 88,414                88,156

STATION CASINOS, INC. COMMON STOCK FUND*                          115,211              1,140,196               943,286

LOAN ACCOUNT (8.75% - 9.50%)                                    1,304,303              1,304,303             1,304,303
                                                                              -------------------   -------------------

                                                                                 $    24,827,786       $    27,035,020
                                                                              -------------------   -------------------
                                                                              -------------------   -------------------

*  Party in interest

                              STATION CASINOS, INC.
                                   401(k) PLAN
                 Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 EIN# 88-0231933

                                   SCHEDULE II

                                                   PURCHASES                                        SALES
                                          ----------------------------  ------------------------------------------------------------

                                            NUMBER                          NUMBER
                                           OF TRANS-                       OF TRANS-                        ORIGINAL       GAIN
                                            ACTIONS          COST           ACTIONS         PROCEEDS          COST        (LOSS)
                                          ------------- --------------  -------------- --------------- -------------- --------------
DREYFUS STRATEGIC INCOME FUND                      239   $    969,943             415   $     339,752   $    322,802    $    16,950

OPPENHEIMER QUEST OPPORTUNITY VALUE FUND           279      1,439,068             462         444,328        319,080        125,248

AIM VALUE FUND                                     300      1,177,078             383         291,290        218,363         72,927

FUNDAMENTAL INVESTORS FUND                         299      1,868,876             523       1,108,214        899,358        208,856

FIDELITY ADVISOR EQUITY GROWTH FUND                308      1,737,198             539         804,302        613,096        191,206

AIM CONSTELLATION FUND                             259      1,105,045             476         603,982        528,555         75,427

MORLEY CAPITAL STABLE VALUE FUND                   255      1,097,085             479         767,244        686,249         80,995

MONEY MARKET FUND                                  761        613,993             384         708,695        708,695              -

STATION CASINOS, INC. COMMON STOCK FUND             30        409,986              47         183,835        234,469        (50,634)

                                   SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 25, 1999               STATION CASINOS, INC. 401(k)PLAN


                                   By:  /s/Glenn C. Christenson
                                        -------------------
                                        Glenn C. Christenson
                                        Executive Vice President,
                                        Chief Financial Officer,
                                        Chief Administrative Officer,
                                        Treasurer and Director (Principal
                                        Financial and Accounting Officer)

                                 EXHIBIT INDEX


EXHIBIT NUMBER             DESCRIPTION

23.1                       Consent Of Independent Public Accountants